

November 16, 2011

Shanna Gerrard
Corporate Secretary
CoroWare, Inc.
1410 Market Street, Suite 200
Kirkland, WA 98033

> **Re: CoroWare, Inc.**
> **Form 8-K**
> **Filed on November 9, 2011**
> **Form 8-K/A**
> **Filed on November 14, 2011**
> **File No. 000-33231**

Dear Ms. Gerrard:

We have reviewed your filings and have the following comments.

1.   With regard to prior comment 2, the requirements of Item 304(a)(1)(ii) of Regulation S-K, do not appear to have been satisfied by your revisions. While we note that you have disclosed a going concern opinion for the financial statements dated December 31, 2010, the following disclosures should also be made: *In addition* to the disclosures contained in your amended filing, please revise *to include* a statement as to whether the accountant's report on the financial statements contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles, for either of the past *two* years.

2.   Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

3.   When filing your amendment, please file, as correspondence, a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3443 if you have any questions regarding the comments above or if you have any other questions.

Sincerely,

/s/ Tamara J. Tangen

Tamara J. Tangen
Staff Accountant

<u>Via Facsimile</u>
Gary L. Blum, Esq.
(213) 384-1035